Exhibit 99.1

Marti Announces Election of Alex Spiro to Its Board of Directors

Accomplished Corporate Attorney with Significant Experience Advising Innovative Growth Companies Joins Board

Istanbul, Türkiye, December 20, 2024 -(BUSINESS WIRE)- Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), Türkiye’s leading mobility super app, today announced the election of Alex Spiro to its Board of Directors as a Class II director at the Company’s 2024 annual general meeting of shareholders.

In additon to being a well known litigator and partner at Quinn Emanuel Urquhart & Sullivan LLP, Mr. Spiro serves as Chairman of Glassbridge Enterprises and is a board member and strategic advisor to a number of innovative companies. Mr. Spiro is a former prosecutor and the former director of an autism children’s program at McLean Hospital, Harvard’s psychiatric hospital. Mr. Spiro is a graduate of Harvard Law School, where he continues to teach. He has lectured and written on a variety of subjects related to psychology and the law.

“I am very pleased to have the opportunity to work with Alex on Marti’s Board. His experience with a broad range of clients across the fields of business and politics in the U.S., and, most notably, with leading global technology entrepreneurs, gives me confidence that he will contribute to our Company and mission,” said Marti’s Founder and CEO, Oguz Alper Oktem.

“I have had the good fortune of working with some of the greatest entrepreneurs and companies in the world. Alper and his team are among the best I’ve seen. I am pleased to support them and the Company as we reach scale and achieve profitability in 2025,” said Alex Spiro.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car, motorcycle, and taxi drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Note Regarding Forward-Looking Statements:

Certain statements made in this press release constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements related to the Company’s ability to reach scale and achieve profitability in 2025. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F. Marti undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

Investor.relations@marti.tech